December 21, 2012

Erin Jaskot

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunCoke Energy Partners, L.P.
Amendment No. 7 to Registration Statement on Form S-1
Filed December 10, 2012
File No. 333-183162

Dear Ms. Jaskot:

On behalf of SunCoke Energy Partners, L.P. (the “Registrant”), we have filed through EDGAR Amendment No. 8 (“Amendment No. 8”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). For your convenience, we have also forwarded courtesy copies of Amendment No. 8, which have been marked to show changes made since the filing of Amendment No. 7 to the Registration Statement (“Amendment No. 7”), filed with the Securities and Exchange Commission (the “Commission”) on December 10, 2012. A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments (the “Comments”) contained in the letter from the staff (the “Staff”) of the Commission dated December 20, 2012 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, in this letter we have repeated in bold type the Comments as set forth in the Comment Letter. The Registrant’s response to the Comments are set forth immediately below the text of the Comments.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission, December 21, 2012 Page 2

Exhibit 5.1

1.	We note counsel’s revisions to the legal opinion in response to comment five of our letter dated December 5, 2012. However, we note that counsel’s opinion regarding the obligation of purchasers of the Common Units to make payments to you or your creditors is limited to any obligation under the Delaware LP Act. Please revise your opinion to address whether the purchasers may have any such obligation under your governing documents or any resolution or other action taken under those governing documents. To the extent purchasers may be obligated to make future payments or contributions to you pursuant to your governing documents or any other agreements, please describe the possibility of future payments or obligations in the registration statement. See Section II.B.1.b. of Staff Legal Bulletin No. 19.

Response:  The Registrant acknowledges the Staff’s Comment and has revised Exhibit 5.1 accordingly.

Exhibit 8.1

2.	We note your response to comment six of our letter dated December 5, 2012. Please have counsel revise the opinion to clarify that the specific facts and assumptions upon which the tax opinion is based are those that are disclosed on page 164 of the registration statement.

Response:  The Registrant acknowledges the Staff’s Comment and has revised Exhibit 8.1 accordingly.

Please direct any questions that you have with respect to the foregoing to the undersigned at 212-237-0020 or to Mike Rosenwasser (212-237-0019) or Rachel Packer (212-237-0187).

Securities and Exchange Commission, December 21, 2012 Page 3

Very truly yours,

/s/ Michael Swidler
Michael Swidler

cc: Tracey Smith (Commission)

      Al Pavot (Commission)

      Craig E. Slivka (Commission)

      Pamela A. Long (Commission)

      Denise R. Cade (Registrant)

      Sean T. Wheeler (Latham & Watkins LLP)

      Divakar Gupta (Latham & Watkins LLP)